Exhibit 4.63

ELECTRIC CITY CORP.
AMENDED AND RESTATED
DIRECTORS’ STOCK OPTION PLAN

Effective Date:
The director’s stock option plan (the “Directors’ Stock Option Plan” or “Plan”) originally effective as of April 1, 2000 shall be amended and restated effective as of April 7, 2004.

Eligible Directors:
Individuals appointed to the Corporation’s Board of Directors by a vote of the majority of the Directors or by the holders of the Series E Preferred Stock or by the Corporation’s common shareholders, as applicable who are neither employees nor founders of the Corporation while such individuals are Directors of the Corporation (“Eligible Director”). If such an individual ceases to be a member of the Board of Directors, such individual shall concurrently cease to be an Eligible Director.

Initial Grant:
The initial grant of an option to purchase shares of common stock of Electric City Corp. will be for up to 75,000 shares, granted as of the designated effective date following the date that the director notifies the Corporation of his or her acceptance of appointment or election as a member of the Corporation’s Board of Directors (the “Initial Grant Date”).

Initial Grant Price:
A price per share of the Corporation’s common stock which is equal to the greater of the closing price of the Corporation’s common stock on the Grant Date, and $1.00.

Future Grants:
So long as the Director is an Eligible Director as of each annual anniversary date of the Initial Grant Date, the Corporation will grant to such Director, on each annual anniversary date (the “Future Grant Date”), as additional option to purchase up to 25,000 shares of the Corporation’s common stock.

Future Grant Price:
A price per share of the Corporation’s common stock which is equal to the greater of the closing price of the Corporation’s common stock on the Future Grant Date, and $1.00.

Vesting Schedule:
Stock options will vest pursuant to the following vesting schedule, provided that the Director is an Eligible Director as of the Vesting Date (as defined below):

Shares Vested	Vesting Date

First One-Third	Initial Grant Date or Future Grant Date, as applicable to the subject grant

Second One-Third	One Year Anniversary of the Initial Grant Date for the Initial Grant or the Future Grant Date for each Future Grant, as applicable.

Third One-Third	Two Year Anniversary of the Initial Grant Date for the Initial Grant or the Future Grant Date for each Future Grant, as applicable.

All unvested stock options shall vest for Directors who are Eligible Directors upon the occurrence of a change in control of the Company, which will be deemed to occur when any single individual or entity holds and controls more than 50% of the outstanding common stock of the Company.

Option Term:
Each vested option shall expire on the earlier of the tenth anniversary of the Initial Grant Date for the Initial Grant or the Future Grant Date for each Future Grant, or six months following the date the Director is no longer a Director of the Company.

Exercise:
The exercise of any vested stock options will be made by payment in cash (by check or such other instrument as the Corporation may accept). No shares of stock will be issued upon exercise of a stock option until full payment is made.

Transferability:
Transfers of vested stock options will not be permitted other than by will or the laws of descent and distribution.

Anti-Dilution:
If the Company at any time after the Initial Grant Date or Future Grant Date (as the case may be) subdivides (by any stock split or stock dividend paid to holders of the Company’s common stock) its outstanding shares of common stock into a greater number of shares of common stock, the stock option exercise price in effect immediately prior to such subdivision will be proportionately reduced and the number of option shares obtainable upon exercise of the stock option will be proportionately increased. If the

Company at any time after the Initial Grant Date or Future Grant Date (as the case may be) combines (by reverse stock split or otherwise) its outstanding shares of common stock into a smaller number of shares of common stock, the stock option exercise price in effect immediately prior to such subdivision will be proportionately increased and the number of option shares obtainable upon exercise of the stock option will be proportionately decreased.

Registration Rights:
The Directors shall have piggy-back registration rights for all shares of stock obtained through the exercise of options for any registration statement the Company files with the Securities and Exchange Commission, but all such rights shall be subordinate to any registration of common stock undertaken at the request of, or registration that includes common stock that is held by the holders of the Company’s Series E Convertible Preferred Stock registration rights under the Amended and Restated Investors Rights Agreement dates as of March 19, 2004 and/or the rights of any other holders of the Company’s preferred stock. In addition, the Director’s registration rights will be subject to underwriter’s cutbacks as may be requested by an underwriter with respect to a registration of the Company’s common stock. The Company will bear the cost of registering the shares pursuant to this section.

Incentive Stock Option Plan:
This Director’s Stock Option Plan is a separate and distinct plan and is not part of any incentive stock plan intended for the benefit of the Company’s employees.